
10013227


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH D.C.
193
SECTION

Conformed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of and for the years ended
December 31, 2009 and 2008

Contents



Tel: 214 969 7007
Fax: 214 953 0722
www.bdo.com

700 N. Pearl St.
Suite 2000
Dallas, Texas
75201

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc 401(k) Savings Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held for Investment Purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
June 24, 2010

Statements of Net Assets Available for Plan Benefits

December 31,		**2009**		2008
Assets				
Investments, at fair value as determined by quoted market prices:				
Mutual funds	$	**249,522,220**	$	200,311,848
Self-directed brokerage accounts		**2,971,497**		342,955
STMicroelectronics N.V. Stock Fund		**5,739,410**		4,334,683
		258,233,127		204,989,486
Investments, at estimated fair value:				
Money market funds		**55,244,253**		71,140,115
Participant loans		**5,451,414**		9,971,301
Net assets available for plan benefits	$	**318,928,794**	$	286,100,902

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,	2009	2008
Additions		
Investment income (loss):		
Interest and dividends	$ 5,284,109	$ 10,589,609
Net appreciation (depreciation) in fair value of investments	53,496,454	(125,718,922)
Total investment income (loss)	58,780,563	(115,129,313)
Contributions:		
Employer contributions	10,625,016	12,738,969
Participant contributions	16,032,851	18,925,703
Total contributions	26,657,867	31,664,672
Total additions (deductions), net of investment income (loss)	85,438,430	(83,464,641)
Deductions		
Benefits paid to participants	50,311,804	26,445,581
Administrative expenses	49,181	60,893
Total deductions	50,360,985	26,506,474
Net increase (decrease), before transfer to (from) Plan	35,077,445	(109,971,115)
Transfer of assets (to) from qualified plan	(2,249,553)	16,450,098
Net increase (decrease)	32,827,892	(93,521,017)
Net assets available for plan benefits, beginning of year	286,100,902	379,621,919
Net assets available for plan benefits, end of year	$ 318,928,794	$ 286,100,902

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On January 16, 2008, the Company acquired effective control of Genesis Microchip, Inc. ("Genesis"). Genesis maintained the Genesis Microchip 401(k) plan for the benefit of its employees. On June 18, 2008, the net assets of the Genesis Microchip 401(k) plan totaling $16,450,098 (fair value at the date of transfer) were transferred to the Plan. Upon the transfer of assets, the employees became eligible to participate in, and became subject to, the vesting and eligibility requirements of the STMicroelectronics, Inc. 401(k) Savings Plan.

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by STMicroelectronics N.V., the Company's parent, began operations. Certain employees of the Company were transferred to ST-NXP Wireless effective December 22, 2008 resulting in a transfer out of funds on various dates during 2009 from the Plan to ST-NXP Wireless' new 401K plan in the amount of $2,249,553, with such amount representing its fair value of the assets at the dates of transfer.

Administration - The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility - All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the Untied States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions - Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $16,500 for 2009 and $15,500 for 2008, with an additional $5,500 catch-up for employees 50 or older during the calendar year 2009 and $5,000 for 2008. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts - Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting - Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments - Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Forfeitures – Forfeitures are primarily related to employees terminated prior to the change in vesting requirements on January 1, 2001. Forfeitures totaled approximately $63,000 and $45,000 for the years ended December 31, 2009 and 2008, respectively. Such forfeitures are used to reduce future contributions by STM.

Administrative Expenses - STM pays all administrative expenses of the Plan, except for participant loans fees, which are paid by each respective participant.

Participant Loans - The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2009 and 2008, loans bear interest at a range of 3.25% to 8.25% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note.

Investment Options - As of December 31, 2009 and 2008, participants of the Plan may allocate contributions among 40 and 37 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to each of the STMicroelectronics N.V. Stock Fund and the self directed brokerage account is set at 25% of eligible contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared under the accrual method of accounting.

Effects of recent accounting pronouncements - Effective September 2009, the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") became the single official source of authoritative, nongovernmental generally accepted accounting principles in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The Plan's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the accompanying financial statements have been changed to refer to the appropriate section of the ASC.

In April 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 820 (formerly FASB Staff Position FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*). ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009. The adoption did not have a material impact on the Plan's financial condition or results of operations and all applicable disclosures are included in these financial statements.

In May 2009, the FASB issued ASC 855, *Subsequent Events* (formerly FAS 165) to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any nonrecognized subsequent events. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The Plan adopted the provisions of ASC 855 for the year ended December 31, 2009.

However, in February 2010, the FASB issued ASC Update 2010-09, which removed the requirement for a Securities and Exchange Commission (SEC) filer to disclose the date through which subsequent events have been evaluated. Management's responsibility to evaluate subsequent events through the date of issuance remains unchanged.

In September 2009, the FASB issued ASC Update 2009-12, *Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)*. This update provides guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan's financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued authoritative guidance in ASC Update 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements,* intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuance and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair vale measurement using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. This guidance is not expected to have a material effect on the financial statements presented after adoption.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition – Investments are valued under the guidance set forth in the Financial Accounting Standards Board ("FASB") codification in ASC 820-10 (See note 5 "Fair Value Measurements"). Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the funds underlying assets which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national security exchanges are valued at net asset value as of December 31, 2009 and 2008. Money market mutual funds are valued at cost plus accrued interest, which approximates fair value. Brokerage accounts are self-directed accounts allowing participants to make individual investment decisions and include various investments primarily in common and preferred stocks, mutual funds and cash. The brokerage accounts are valued at quoted market prices or net asset values, as appropriate. The STMicroelectronics N.V. Stock Fund consists of corporate common stock that is valued at quoted market prices each day and interest bearing cash, the value of which approximates fair value. Participant loans are valued at unpaid principal balance, which approximate their fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Additions are recognized when earned and deductions are recorded when incurred.

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2009 and 2008 were as follows:

	2009	2008
Fidelity Retirement Government Money Market	$ **51,422,340**	$ 67,034,109
Fidelity Contrafund	**41,673,733**	36,339,938
Spartan U.S. Equity Index Fund	**20,931,272**	17,581,179
Fidelity U.S. Bond Index	**16,931,287**	17,218,764
Fidelity Diversified International Fund	**21,445,812**	17,151,653
Fidelity Magellan Fund	**17,738,565**	14,531,667
Total investments above 5%	**170,143,009**	169,857,310
Total investments below 5%	**148,785,785**	116,243,592
Total investments	$ **318,928,794**	$ 286,100,902

During the Plan years ended December 31, 2009 and 2008, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $53,496,454 and ($125,718,922), respectively, as follows:

		2009		2008
Mutual funds	$	**51,286,840**	$	(122,593,877)
Self-directed brokerage accounts		**342,585**		496
STMicroelectronics N.V. Stock Fund		**1,867,029**		(3,125,541)
Net realized and unrealized (depreciation) appreciation in fair value of investments	$	**53,496,454**	$	(125,718,922)

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Fair Value Measurement

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities:

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuations that required inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2009 and 2008.

	Investment Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 249,522,220	$ -	$ -	$249,522,220
Money market funds	55,244,253	-	-	55,244,253
STMicroelectronics N.V. Stock fund	5,739,410	-	-	5,739,410
Self-directed brokerage accounts	2,971,497	-	-	2,971,497
Loans to participants	-	-	5,451,414	5,451,414
Total at fair value	$ 313,477,380	$ -	$ 5,451,414	$318,928,794

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 200,311,848	$ -	$ -	$200,311,848
Money market funds	71,140,115	-	-	71,140,115
STMicroelectronics N.V. Stock fund	4,334,683	-	-	4,334,683
Self-directed brokerage accounts	342,955	-	-	342,955
Loans to participants	-	-	9,971,301	9,971,301
Total at fair value	$ 276,129,601	$ -	$ 9,971,301	$286,100,902

The following is a reconciliation of the beginning and ending balances, including total gains (losses), realized and unrealized, for the Level 3 investments as of and for the years ended December 31, 2009 and 2008.

	Year Ended December 31, 2009				
	Beginning Balance	Net Payments, Purchases, Sales	Gains (Losses)	Transfer In/(Out)	Ending Balance
Participant Loans	$9,971,301	(4,515,895)	54,055	(58,047)	$5,451,414

	Year Ended December 31, 2008				
	Beginning Balance	Net Payments, Purchases, Sales	Gains (Losses)	Transfer In/(Out)	Ending Balance
Participant Loans	$10,114,724	(158,645)	15,222	-	$9,971,301

6. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

7. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

8. Tax Status

The Plan obtained its latest determination letter on March 4, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Supplemental Schedule

STMicroelectronics, Inc.
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes

As of December 31, 2009

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Number of Shares	(e) Current Value
*	STMicroelectronics N.V. Stock Fund	Stock Fund	649,719	$ 5,739,410
	UAM FMA Small Company Portfolio	Mutual Fund	360,373	5,906,517
*	Fidelity Puritan Fund	Mutual Fund	735,002	11,804,140
*	Fidelity Magellan Fund	Mutual Fund	275,786	17,738,565
*	Fidelity Contrafund	Mutual Fund	715,060	41,673,733
*	Fidelity International Discovery Fund	Mutual Fund	263,485	7,996,787
*	Fidelity Diversified International Fund	Mutual Fund	795,922	21,445,812
*	Fidelity Export & Multinational Fund	Mutual Fund	129,529	2,541,359
*	Fidelity Retirement Government Money Market	Mutual Fund	51,422,340	51,422,340
*	Fidelity US Treasury Money Market	Mutual Fund	3,821,913	3,821,913
*	Fidelity Freedom Income Fund	Mutual Fund	84,915	911,996
*	Fidelity Freedom 2000 Fund	Mutual Fund	43,443	493,084
*	Fidelity Freedom 2005 Fund	Mutual Fund	4,262	42,746
*	Fidelity Freedom 2010 Fund	Mutual Fund	212,368	2,656,720
*	Fidelity Freedom 2015 Fund	Mutual Fund	286,646	2,986,850
*	Fidelity Freedom 2020 Fund	Mutual Fund	492,467	6,180,460
*	Fidelity Freedom 2025 Fund	Mutual Fund	265,404	2,757,551
*	Fidelity Freedom 2030 Fund	Mutual Fund	564,563	6,994,939
*	Fidelity Freedom 2035 Fund	Mutual Fund	304,868	3,127,944
*	Fidelity Freedom 2040 Fund	Mutual Fund	429,804	3,077,399
*	Fidelity Freedom 2045 Fund	Mutual Fund	85,458	723,831
*	Fidelity Freedom 2050 Fund	Mutual Fund	53,686	448,280
*	Spartan U.S. Equity Index Fund	Mutual Fund	530,846	20,931,272
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,530,858	16,931,287
*	Fidelity Balanced Fund	Mutual Fund	328,151	5,368,549
*	Fidelity Equity Income Fund	Mutual Fund	119,641	4,682,746
	Vanguard Value Index Fund	Mutual Fund	175,567	3,270,811
*	Fidelity Fund	Mutual Fund	50,495	1,431,041
*	Fidelity Low Priced Stock Fund	Mutual Fund	227,145	7,255,024
	Vanguard Mid Cap Index Fund	Mutual Fund	292,839	4,790,855
*	Fidelity Disciplined Equity Fund	Mutual Fund	11,299	237,393
*	Fidelity Emerging Markets Fund	Mutual Fund	234,375	5,299,224
*	Fidelity High Income Fund	Mutual Fund	351,645	2,974,919
	Vanguard Growth Index Fund	Mutual Fund	124,602	3,404,135
*	Fidelity Mid Cap Stock Fund	Mutual Fund	264,661	6,198,363
	Pimco Total Return Fund Administrative Class	Mutual Fund	1,431,848	15,463,961
	Cohen & Steers Realty Shares	Mutual Fund	118,575	5,580,127
	RS Partners Class A	Mutual Fund	84,491	2,184,936
	Royce Value Plus Service	Mutual Fund	356,660	4,008,864
	Non-interest Bearing Cash	Cash	N/A	4,461
	Brokeragelink	Various	N/A	2,967,036
*	Participant Loans	Interest rate range 3.25% to 8.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance		5,451,414
	Total investments			$ 318,928,794

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 24, 2010

By: /s/Steven K. Rose
Name: Steven K. Rose
Title: Vice-President
Secretary & General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit 23



Tel: 214 969 7007
Fax: 214 953 0722
www.bdo.com

700 N. Pearl St.
Suite 2000
Dallas, Texas
75201

Consent of Independent Registered Public Accounting Firm

STMicroelectronics Inc., 401(k) Savings Plan
Coppell, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-06390) of our report dated June 24, 2010, relating to the financial statements and supplemental schedule of STMicroelectronics Inc., 401(k) Savings Plan which appear in this Form 11-K.

BDO Seidman, LLP

Dallas, Texas
June 24, 2010